Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHANIE J. SELIGMAN	51 WEST 52ND STREET		DAVID C. BRYAN	MARTIN J.E. ARMS
HERBERT M. WACHTELL	JOHN F. SAVARESE	NEW YORK, N.Y. 10019-6150		STEVEN A. COHEN	GREGORY E. OSTLING
BERNARD W. NUSSBAUM	SCOTT K. CHARLES	TELEPHONE: (212) 403 -1000		DEBORAH L. PAUL	DAVID B. ANDERS
LAWRENCE B. PEDOWITZ	DAVID S. NEILL	FACSIMILE: (212) 403 -2000		DAVID C. KARP	ADAM J. SHAPIRO
PAUL VIZCARRONDO, JR.	JODI J. SCHWARTZ	––––––––––––––––		RICHARD K. KIM	NELSON O. FITTS
PETER C. HEIN	ADAM O. EMMERICH	GEORGE A. KATZ (1965-1989)		JOSHUA R. CAMMAKER	JEREMY L. GOLDSTEIN
HAROLD S. NOVIKOFF	GEORGE T. CONWAY III	JAMES H. FOGELSON (1967-1991)		MARK GORDON	JOSHUA M. HOLMES
KENNETH B. FORREST	RALPH M. LEVENE	––––––––––––––––		JOSEPH D. LARSON	DAVID E. SHAPIRO
MEYER G. KOPLOW	RICHARD G. MASON	OF COUNSEL		LAWRENCE S. MAKOW	DAMIAN G. DIDDEN
THEODORE N. MIRVIS	MICHAEL J. SEGAL			JEANNEMARIE O’BRIEN	ANTE VUCIC
EDWARD D. HERLIHY	DAVID M. SILK	WILLIAM T. ALLEN	ERIC S. ROBINSON	WAYNE M. CARLIN	IAN BOCZKO
DANIEL A. NEFF	ROBIN PANOVKA	PETER C. CANELLOS	PATRICIA A. ROBINSON*	STEPHEN R. DiPRIMA	MATTHEW M. GUEST
ERIC M. ROTH	DAVID A. KATZ	DAVID M. EINHORN	LEONARD M. ROSEN	NICHOLAS G. DEMMO	DAVID E. KAHAN
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	IGOR KIRMAN	DAVID K. LAM
MICHAEL H. BYOWITZ	DAVID M. MURPHY	RICHARD D. KATCHER	ELLIOTT V. STEIN	JONATHAN M. MOSES	BENJAMIN M. ROTH
PAUL K. ROWE	JEFFREY M. WINTNER	THEODORE A. LEVINE	WARREN R. STERN	T. EIKO STANGE	JOSHUA A. FELTMAN
MARC WOLINSKY	TREVOR S. NORWITZ	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	DAVID A. SCHWARTZ	ELAINE P. GOLIN
DAVID GRUENSTEIN	BEN M. GERMANA	ROBERT B. MAZUR	J. BRYAN WHITWORTH	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	PHILIP MINDLIN	AMY R. WOLF	WILLIAM SAVITT	KARESSA L. CAIN
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	ROBERT M. MORGENTHAU		ERIC M. ROSOF

* ADMITTED IN THE DISTRICT OF COLUMBIA
––––––––––––––––
COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		LOUIS J. BARASH	MAURA R. GROSSMAN
		DIANNA CHEN	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394
Direct Fax: (212) 403-2394
E-Mail: DKLam@wlrk.com

December 19, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                                             AbbVie Inc.

Registration Statement on Form S-1

Filed December 10, 2012

File No. 333-185377

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 18, 2012, with respect to the filing referenced above.

This letter and Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-185377) (the “Registration Statement” or the “S-1”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter and a copy of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on December 10, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in these responses are to the pages of Amendment No. 1.

Signatures, page II-4

1.                                      We note that your registration statement has been signed by Messrs. Chase and Hurwich acting as your Principal Financial Officer and your Principal Accounting Officer, respectively. Your disclosure states that these individuals either “will be named” or “[are] expected to be named” to their positions. Please confirm that these executive officers were serving in their respective positions as of the date of your registration statement.

Response:  The Company confirms that, as of the date of the Registration Statement and as of the date of Amendment No. 1, Messrs. Chase and Hurwich were serving as the Company’s Executive Vice President, Chief Financial Officer and Vice President, Controller, respectively.  The Registration Statement has been revised on pages 2–3, 66, and 84–85 to reflect that the Company’s executive officers listed in the Registration Statement, including Messrs. Chase and Hurwich, are currently serving in their respective positions at the Company.

2.                                      We further note that your registration statement has been signed by only two directors, neither of whom has been designated to serve on your board of directors after the separation from Abbott Laboratories. Please confirm that the signatories presently constitute a majority of your current board of directors, pursuant to the Instructions to Signatures on Form S-1.

Response:  The Company confirms that, as of the date of the Registration Statement and as of the date of Amendment No. 1, the two directors of the Company who signed the Registration Statement constitute a majority of the Company’s current board of directors (the “Board”).  The Board currently has three directors: Messrs. Thomas C. Freyman and Greg W. Linder, each of whom is an executive officer of Abbott, and Mr. Frederick H. Waddell, who is an independent director.  Effective as of immediately prior to the distribution by Abbott of 100% of the outstanding common stock of the Company to Abbott shareholders, which is scheduled to occur on January 1, 2013, (a) Messrs. Freyman and Linder will stop serving on the Board; (b) Mr. Waddell will continue to serve on the Board; and (c) the other directors listed in the Registration Statement under the section entitled “Management—Board of Directors Following the Separation” will be elected to the Board.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,
/s/ David K. Lam
David K. Lam

Enclosures

cc:  Laura J. Schumacher, EVP, Business Development, External Affairs and General Counsel